MarineMax, Inc.

18167 US Highway 19 North, Suite 300

Clearwater, FL 33764

April 8, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Scott Anderegg, Staff Attorney

Re:	MarineMax, Inc.
Registration Statement on Form S-3 (the “Registration Statement”)
File No. 333-186878

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, MarineMax, Inc. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated to 4:00 p.m., Eastern time, on Wednesday, April 10, 2013, or as soon as practicable thereafter.

The Company acknowledges that:

(1) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[signature page follows]

Securities and Exchange Commission

Division of Corporation Finance

April 8, 2013

Very truly yours,

MARINEMAX, INC.

By:	/s/ Michael H. McLamb

Name:	Michael H. McLamb
Title:	Executive Vice President, Chief Financial Officer, and Secretary